CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,305,000	$164.35

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $74,972.42 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $164.35 offset against the registration fee due for this offering and of which $74,808.07 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 489 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 182-A-I dated February 4, 2010	Registration Statement No. 333-155535 Dated March 5, 2010 Rule 424(b)(2)

Structured Investments	$2,305,000 Index Fund Knock-Out Notes Linked to the iShares® MSCI Brazil Index Fund due September 1, 2011

General

  The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the iShares® MSCI Brazil Index Fund, up to the Maximum Return of 30%, at maturity and who anticipate that the closing price of one share of the Index Fund will not decline, as compared to the Initial Share Price, by more than 30% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing price of one share of the Index Fund declines, as compared to the Initial Share Price, by more than 30% on any trading day during the Monitoring Period, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 1, 2011†
  Minimum denominations of $10,000 and integral multiples $1,000 in excess thereof
  The notes priced on March 5, 2010 and are expected to settle on or about March 10, 2010.

Key Terms

Index Fund:	The iShares® MSCI Brazil Index Fund (the “Index Fund”)
Knock-Out Event:

A Knock-Out Event occurs if, on an trading day during the Monitoring Period, the closing price of one share of the Index Fund has decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	30%
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Share Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Share Price is less than the Initial Share Price.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Share Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?” in this pricing supplement.

Maximum Return:	30%. Accordingly, the maximum payment at maturity is $1,300 per $1,000 principal amount note.
Contingent Minimum Return:	24.22%.
Monitoring Period:	The period from and excluding the pricing date to and including the Observation Date
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, which was $72.20, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date
Share Adjustment Factor:

Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 182-A-I for further information.

Observation Date:	August 29, 2011†
Maturity Date:	September 1, 2011†
CUSIP:	48124AJD0

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 182-A-I.

Investing in the Index Fund Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 182-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$12.50	$987.50

Total	$2,305,000	$28,812.50	$2,276,187.50

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 182-A-I.

(2)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-56 of the accompanying product supplement no. 182-A-I.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $12.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 5, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 182-A-I dated February 4, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 1, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 182-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 182-A-I dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000426/e37702_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

JPMorgan Structured Investments — Index Fund Knock-Out Notes Linked to of the iShares® MSCI Brazil Index Fund	PS-1

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $70.00 and reflect the Contingent Minimum Return of 24.22% and the Maximum Return of 30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return

Final Share Price	Share Return	Knock Out Event Has Not Occurred(1)	Knock Out Event H as Occurred(2)

$126.000	80.00%	30.00%	30.00%
$115.500	65.00%	30.00%	30.00%
$105.000	50.00%	30.00%	30.00%
$98.000	40.00%	30.00%	30.00%
$91.000	30.00%	30.00%	30.00%
$87.500	25.00%	25.00%	25.00%
$86.954	24.22%	24.22%	24.22%
$84.000	20.00%	24.22%	20.00%
$80.500	15.00%	24.22%	15.00%
$77.000	10.00%	24.22%	10.00%
$73.500	5.00%	24.22%	5.00%
$71.750	2.50%	24.22%	2.50%
$70.000	0.00%	24.22%	0.00%
$66.500	-5.00%	24.22%	-5.00%
$63.000	-10.00%	24.22%	-10.00%
$59.500	-15.00%	24.22%	-15.00%
$56.000	-20.00%	24.22%	-20.00%
$52.500	-25.00%	24.22%	-25.00%
$49.000	-30.00%	24.22%	-30.00%
$42.000	-40.00%	N/A	-40.00%
$35.000	-50.00%	N/A	-50.00%
$28.000	-60.00%	N/A	-60.00%
$21.000	-70.00%	N/A	-70.00%
$14.000	-80.00%	N/A	-80.00%
$7.000	-90.00%	N/A	-90.00%
$0.000	-100.00%	N/A	-100.00%

(1) The closing price of one share of the Index Fund has not declined, as compared to the Initial Share Price, by more than 30% on any trading day during the Monitoring Period.

(2) The closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than 30% on any trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $70.00 to a Final Share Price of $71.75. Because a Knock-Out Event has not occurred and the Share Return of 2.50% is less than the Contingent Minimum Return of 24.22%, the investor receives a payment at maturity of $1,242.20 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund decreases from the Initial Share Price of $70.00 to a Final Share Price of $59.50. Because a Knock-Out Event has not occurred and the Share Return of -15% is less than the Contingent Minimum Return of 24.22%, the investor receives a payment at maturity of $1,242.20 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $70.00 to a Final Share Price of $87.50. Because a Knock-Out Event has not occurred and the Share Return of 25% is greater than the Contingent Minimum Return of 24.22% but less than the Maximum Return of 30%, the investor receives a payment at maturity of $1,250 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 25%) = $1,250

Example 4: A Knock-Out Event has occurred, and the closing price of one share of the Index Fund decreases from the Initial Share Price of $70.00 to a Final Share Price of $63.00. Because a Knock-Out Event has occurred and the Share Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -10%) = $900

JPMorgan Structured Investments — Index Fund Knock-Out Notes Linked to of the iShares® MSCI Brazil Index Fund	PS-2

Example 5: A Knock-Out Event has occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $70.00 to a Final Share Price of $80.50. Because a Knock-Out Event has occurred and the Share Return is 15%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 15%) = $1,150

Example 6: The closing price of one share of the Index Fund increases from the Initial Share Price of $70.00 to a Final Share Price of $105.00. Because the Share Return of 50% is greater than the Maximum Return of 30%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,300 per $1,000 principal amount note, the maximum payment on the notes.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Index Fund, up to the Maximum Return of 30%, at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 24.22% on the notes, or a minimum payment at maturity of $1,242.20 for every $1,000 principal amount note. Even if a Knock-Out Event has occurred, if the Final Share Price is greater than the Initial Share Price, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Share Return, subject to the Maximum Return of 30.00%. The maximum payment at maturity is $1,300 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO THE iSHARES® MSCI BRAZIL INDEX FUND — The return on the notes is linked to the iShares® MSCI Brazil Index Fund. The iShares® MSCI Brazil Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index, which we refer to as the Underlying Index. The Underlying Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For additional information about the iShares® MSCI Brazil Index Fund, see the information set forth under “The iShares® MSCI Brazil Index Fund” in the accompanying product supplement no. 182-A-I.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 182-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes that, subject to the discussion of the “constructive ownership” rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The notes may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.
  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the component securities of the Index Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 182-A-I dated February 4, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Share Return is positive or negative. If the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount of 30% on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 30% will terminate. Under these circumstances, you could lose some or all of your principal.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional

JPMorgan Structured Investments — Index Fund Knock-Out Notes Linked to of the iShares® MSCI Brazil Index Fund	PS-3

  amount that will not exceed the Maximum Return of 30%, regardless of the appreciation in the Index, which may be significant.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 24.22% MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Index Fund on any trading day during the Monitoring Period declines from the Initial Share Price by more than the Knock-Out Buffer Amount of 30%, you will not be entitled to receive the Contingent Minimum Return of 24.22% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index Fund.
  YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Index Fund on any trading day during the Monitoring Period declines from the Initial Share Price by more than the Knock-Out Buffer Amount of 30%, you will at maturity be fully exposed to any depreciation in the Index Fund. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your investment for every 1% decrease in the Final Share Price as compared to the Initial Share Price. You will be subject to this potential loss of principal even if the Index Fund subsequently increases such that the closing price of one share of the Index Fund is less than the Initial Share Price by not more than the Knock-Out Buffer Amount of 30%, or is equal to or greater than the Initial Share Price. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index Fund or the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although the Index Fund’s shares are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. The Index Fund is subject to management risk, which is the risk that the investment strategies of the investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  BlackRock Fund Advisors (“BFA”) is currently the investment adviser for the Index Fund.  For example, BFA may invest up to 20% of the Index Fund’s assets in securities not included in the Underlying Index, futures contracts, options on futures contracts, other types of options and swaps related to the Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.  Any such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the Index Fund is traded on NYSE Arca, and is subject to market supply and investor demand, the market value of the Index Fund may differ from the net asset value of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

JPMorgan Structured Investments — Index Fund Knock-Out Notes Linked to of the iShares® MSCI Brazil Index Fund	PS-4

  CURRENCY EXCHANGE RISK — Because the prices of the equity securities underlying the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, your notes will be exposed to currency exchange rate risk with respect to the currencies in which securities underlying the Index Fund are traded, which is primarily the Brazilian real. Your net exposure will depend on the extent to which the currencies in which securities underlying the Index Fund are traded strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities underlying the Index Fund are traded, the net asset value of the Index Fund will be adversely affected and the amount we pay you at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments; and
    the extent of government surpluses or deficits in Brazil and the United States.
  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil and the United States and other countries important to international trade and finance.
  NON-U.S. SECURITIES RISK — The equity securities underlying the Index Fund have been issued by non-U.S. companies (primarily Brazilian companies).  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries (including Brazil), including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
  EMERGING MARKETS RISK — The equity securities underlying the Index Fund have been issued by non-U.S. companies located primarily in Brazil, which is an emerging markets country.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.  Any of the foregoing could adversely affect the market value of shares of the Index Fund and the notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index Fund. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index Fund and the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the adjustment factor for certain events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the equity securities underlying the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Brazilian real and the correlation between that rate and the prices of shares of the Index Fund; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Index Fund Knock-Out Notes Linked to of the iShares® MSCI Brazil Index Fund	PS-5

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Brazil Index Fund based on the weekly historical closing price of one share of the Index Fund from January 7, 2005 through March 5, 2010. The closing price of one share of the Index Fund on March 5, 2010 was $72.20. We obtained the closing prices of one share of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of one share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on any trading day during the Monitoring Period or the closing price of one share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments — Index Fund Knock-Out Notes Linked to of the iShares® MSCI Brazil Index Fund	PS-6